UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

During the period from July 12, 2020 to July 14, 2020, AGM Group Holdings Inc. (the “Company”) consummated a private placement offering (the “Private Placement”) whereby the Company entered into private placement subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”). Pursuant to the Subscription Agreements, the Company issued an aggregate of 40,235 Class A ordinary shares (the “Shares”) to the Investors, at a purchase price of $16.6 per share, for an aggregate amount of $667,901. All of the Shares were issued to non U.S. persons  (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction relying on Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing descriptions of the Subscription Agreements are qualified in their entirety by reference to the full text of the form thereof, which are attached as Exhibits 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of private placement subscription agreement
99.1	AGM Group Holdings Inc. Regains Compliance with Nasdaq Listing Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2020	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

2